METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
January 27, 2006
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn:	Carlos Pacho, Senior Assistant Chief Accountant Larry Spirgel, Assistant Director Division of Corporation Finance
Re:	CabelTel International Corporation (Commission File No. 000-08187); Form 10-K/A No. 4 for the fiscal year ended December 31, 2004 filed January 17, 2006
Ladies and Gentlemen:
     On behalf of CabelTel International Corporation, a Nevada corporation (“GBR”) this letter is being filed as a supplemental letter uploaded on the EDGAR system on behalf of GBR in response to a letter of further comments of the Staff of the Securities and Exchange Commission dated January 19, 2006. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosures
cc:	Gene S. Bertcher

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated January 19, 2006, with respect to
Form 10-K/A for the year ended December 31, 2004 of
CabelTel International Corporation
Commission File No. 000-08187
     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated January 19, 2006, with respect to Form 10-K/A Amendment No. 4 to Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of CabelTel International Corporation. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text in the Form 10-K/A for the fiscal year ended December 31, 2004, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, CabelTel International Corporation is referred to as the “Registrant” or the “Issuer” or the “Company” or “GBR.”
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Note B — Sale of Duct, page F-30
     Comment/Observation No. 1. We note your response to our prior comment number 8. Tell us how the revenue recognized from the sale of your ducts complies with SAB 101, as amended by SAB 104. Specifically, tell us how transfer of title occurs and if you have any future obligations to the buyer of the duct. Also, tell us how you are allocating costs by duct and by each segment for the duct, and why you believe this is the appropriate methodology.
     Response to Comment/Observation No. 1. Cabletel AD has constructed throughout Bulgaria, a data and voice fiber optic cable network (“the backbone”) consisting of three ducts (three separate tubes or ceramic conduit, one on top of the other, to be loaded with fiber optic cable) completed in a series of geographic segments. CableTEL AD continues to construct additional portions (links between cities or areas) which area added to the backbone. The construction involves placing the three tubes approximately 1.5 meters underground, stacked one on top of the other. Each tube is a separate, self-contained unit, independent of the other two tubes.
     While CableTEL AD at all times will retain one of the ducts or tubes for use in its business, the other two ducts were installed to be available for sale or lease to others, as a whole, or in portions or segments. CableTEL AD has entered into a formal agreement to sell one of the ducts from the backbone, in segments, as completed. The agreement requires that all Bulgarian regulatory approvals be received and that the backbone segment is fully operational and free of any liens prior to sale. When all matters are completed there is a formal closing and ownership of the segment transfers to the buyer. At that time all risks and rewards associated with that backbone segment are transferred to the buyer.
     Revenue recognition under SAB 101, as amended by SAB 104, requires the following criteria:

Schedule 1 — Page 1

•	Persuasive evidence of an arrangement exists
     The written formal agreement between CableTEL AD and the buyer constitutes evidence of an arrangement. In addition, the closing documents are also evidence of a completed sale arrangement.
•	Delivery has occurred
     The receipt of the required regulatory approvals and the formal closing of the sale constitutes delivery of the segment to the buyer. At closing a “notary certification” or “notary deed”, transferring title under Bulgarian law is provided to the buyer.
•	The seller’s price to the buyer is fixed or determinable
     The sales price, as contained in the sales agreement, is calculated based on a fixed price per meter for the length of the segment.
•	Collectibility is reasonably assured
     At the time of the closing CableTEL AD has either received payment for the segment or partial payment and an acceptable receivable arrangement for the balance due.
     After the sale of each segment is complete, CableTEL AD has no further obligations to the buyer for that segment. The buyer assumes all responsibility for maintenance and operation after the closing.
     The construction costs for each segment of the backbone are negotiated with the contractor on a fixed price per meter basis (trenching, conduit, fiber optic cable, right of way permissions, etc.) with other costs such as signal amplifiers being specific to the kilometer distance of each segment.
     This cost structure makes the cost of each segment accurately determinable prior to closing. Each duct within the backbone is allocated one third of the “per meter” cost and the specific amplifier cost installed for the duct. All ducts in the segment are constructed at the same time and to the same specifications.

Schedule 1 — Page 2